UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)
Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Red Lion Hotels Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

756764106
(CUSIP Number)

Mr. James A. Mitarotonda
c/o Barington Companies Equity Partners, L.P.
888 Seventh Avenue, 17th Floor
New York, NY 10019
(212) 974-5700
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

April 25, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

                                SCHEDULE 13D
CUSIP No. 756764106

1)     NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Equity Partners, L.P.    13-4088890
 _____________________________________________________________________________
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ☒

                                          (b) ☐
______________________________________________________________________________
3)     SEC USE ONLY
______________________________________________________________________________
4)     SOURCE OF FUNDS                      WC
______________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________
 7)  SOLE VOTING POWER
NUMBER OF                                      303,770
SHARES        ____________________________________________________________
BENEFICIALLY           8)     SHARED VOTING POWER
OWNED BY                        none
EACH   ____________________________________________________________
REPORTING            9)     SOLE DISPOSITIVE POWER
PERSON             303,770
WITH   ____________________________________________________________
                    10)    SHARED DISPOSITIVE POWER
                                       none
______________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
303,770
______________________________________________________________________________
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.28%
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
PN
__________________________________________________________________________

                                SCHEDULE 13D
CUSIP No. 756764106

1)     NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Investors, LLC        13-4126527
 _____________________________________________________________________________
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ☒

                                           (b) ☐
______________________________________________________________________________
3)     SEC USE ONLY
______________________________________________________________________________
4)     SOURCE OF FUNDS                      OO
______________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________
  7)  SOLE VOTING POWER
NUMBER OF                                      303,770
SHARES        ____________________________________________________________
BENEFICIALLY            8)     SHARED VOTING POWER
OWNED BY                        none
EACH   ____________________________________________________________
REPORTING                9)    SOLE DISPOSITIVE POWER
PERSON             303,770
WITH   ____________________________________________________________
                     10)    SHARED DISPOSITIVE POWER
                                       none
______________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
303,770
______________________________________________________________________________
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.28%
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
OO
__________________________________________________________________________

                                SCHEDULE 13D
CUSIP No. 756764106

1)     NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Offshore Fund, Ltd. (BVI)
 _____________________________________________________________________________
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ☒

                                           (b) ☐
______________________________________________________________________________
3)     SEC USE ONLY
______________________________________________________________________________
4)     SOURCE OF FUNDS                      WC
______________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
___________________________________________________________________________
  7)  SOLE VOTING POWER
NUMBER OF                                      183,699
SHARES        ____________________________________________________________
BENEFICIALLY            8)     SHARED VOTING POWER
OWNED BY                        none
EACH   ____________________________________________________________
REPORTING                9)    SOLE DISPOSITIVE POWER
PERSON             183,699
WITH   ____________________________________________________________
                     10)    SHARED DISPOSITIVE POWER
                                       none
______________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
183,699
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.38%
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
OO
__________________________________________________________________________

                                SCHEDULE 13D
CUSIP No. 756764106

1)     NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Investments, L.P.      20-2871525
 _____________________________________________________________________________
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ☒

                                           (b) ☐
______________________________________________________________________________
3)     SEC USE ONLY
______________________________________________________________________________
4)     SOURCE OF FUNDS                      WC
______________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________
  7)  SOLE VOTING POWER
NUMBER OF                                      259,615
SHARES        ____________________________________________________________
BENEFICIALLY            8)     SHARED VOTING POWER
OWNED BY                        none
EACH   ____________________________________________________________
REPORTING                9)    SOLE DISPOSITIVE POWER
PERSON             259,615
WITH   ____________________________________________________________
                     10)    SHARED DISPOSITIVE POWER
                                       none
______________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
259,615
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.95%
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
PN
__________________________________________________________________________

                                SCHEDULE 13D
CUSIP No. 756764106

1)     NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Advisors, LLC     20-0327470
 _____________________________________________________________________________
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ☒

                                           (b) ☐
______________________________________________________________________________
3)     SEC USE ONLY
______________________________________________________________________________
4)     SOURCE OF FUNDS                      OO
______________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________
  7)  SOLE VOTING POWER
NUMBER OF                                      443,314
SHARES        ____________________________________________________________
BENEFICIALLY            8)     SHARED VOTING POWER
OWNED BY                        none
EACH   ____________________________________________________________
REPORTING                9)    SOLE DISPOSITIVE POWER
PERSON             443,314
WITH   ____________________________________________________________
                     10)    SHARED DISPOSITIVE POWER
                                       none
______________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
443,314
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.33%
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
IA, OO
__________________________________________________________________________

                                SCHEDULE 13D
CUSIP No. 756764106

1)    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Capital Group, L.P.             13-3635132
 _____________________________________________________________________________
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ☒

                                           (b) ☐
______________________________________________________________________________
3)     SEC USE ONLY
______________________________________________________________________________
4)     SOURCE OF FUNDS                      OO
______________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
New York
___________________________________________________________________________
  7)  SOLE VOTING POWER
NUMBER OF                                                 747,084
SHARES        ____________________________________________________________
BENEFICIALLY            8)     SHARED VOTING POWER
OWNED BY                        none
EACH   ____________________________________________________________
REPORTING                9)    SOLE DISPOSITIVE POWER
PERSON             747,084
WITH   ____________________________________________________________
                     10)    SHARED DISPOSITIVE POWER
                                       none
______________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
747,084
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.62%
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
PN
__________________________________________________________________________

                                SCHEDULE 13D
CUSIP No. 756764106

1)    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
LNA Capital Corp.           13-3635168
 _____________________________________________________________________________
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ☒

                                           (b) ☐
______________________________________________________________________________
3)     SEC USE ONLY
______________________________________________________________________________
4)     SOURCE OF FUNDS                      OO
______________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________
  7)  SOLE VOTING POWER
NUMBER OF                                                 747,084
SHARES        ____________________________________________________________
BENEFICIALLY            8)     SHARED VOTING POWER
OWNED BY                        none
EACH   ____________________________________________________________
REPORTING                9)    SOLE DISPOSITIVE POWER
PERSON             747,084
WITH   ____________________________________________________________
                     10)    SHARED DISPOSITIVE POWER
                                       none
______________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
747,084
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.62%
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
CO
__________________________________________________________________________

                                SCHEDULE 13D
CUSIP No. 756764106

1)    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James Mitarotonda
 _____________________________________________________________________________
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ☒

                                           (b) ☐
______________________________________________________________________________
3)     SEC USE ONLY
______________________________________________________________________________
4)     SOURCE OF FUNDS                      OO
______________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
United States
___________________________________________________________________________
  7)  SOLE VOTING POWER
NUMBER OF                                                 747,084
SHARES        ____________________________________________________________
BENEFICIALLY            8)     SHARED VOTING POWER
OWNED BY                        none
EACH   ____________________________________________________________
REPORTING                9)    SOLE DISPOSITIVE POWER
PERSON             747,084
WITH   ____________________________________________________________
                     10)    SHARED DISPOSITIVE POWER
                                       none
______________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
747,084
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.62%
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
IN
__________________________________________________________________________

                                SCHEDULE 13D
CUSIP No. 756764106

1)    NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Parche, LLC                                  20-0870632
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ☒

                                          (b) ☐
______________________________________________________________________________
3)     SEC USE ONLY
______________________________________________________________________________
4)     SOURCE OF FUNDS                      WC
______________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________
  7)  SOLE VOTING POWER
NUMBER OF                                                 27,619
SHARES        ____________________________________________________________
BENEFICIALLY            8)     SHARED VOTING POWER
OWNED BY                        none
EACH   ____________________________________________________________
REPORTING                9)    SOLE DISPOSITIVE POWER
PERSON             27,619
WITH   ____________________________________________________________
                     10)    SHARED DISPOSITIVE POWER
                                       none
______________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,619
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.21%
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
OO
__________________________________________________________________________

                                SCHEDULE 13D
CUSIP No. 756764106

1)    NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Starboard Value & Opportunity Fund, LLC        37-1484524
 _____________________________________________________________________________
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ☒

                                           (b) ☐
______________________________________________________________________________
3)     SEC USE ONLY
______________________________________________________________________________
4)     SOURCE OF FUNDS                      WC
______________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________
  7)  SOLE VOTING POWER
NUMBER OF                                                 144,997
SHARES        ____________________________________________________________
BENEFICIALLY            8)     SHARED VOTING POWER
OWNED BY                        none
EACH   ____________________________________________________________
REPORTING                9)    SOLE DISPOSITIVE POWER
PERSON            144,997
WITH   ____________________________________________________________
                     10)    SHARED DISPOSITIVE POWER
                                       none
______________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
144,997
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.09%
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
OO
__________________________________________________________________________

                                SCHEDULE 13D
CUSIP No. 756764106

1)    NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Admiral Advisors, LLC          37-1484525
 _____________________________________________________________________________
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ☒

                                           (b) ☐
______________________________________________________________________________
3)     SEC USE ONLY
______________________________________________________________________________
4)     SOURCE OF FUNDS                      OO
______________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________
  7)  SOLE VOTING POWER
NUMBER OF                                                 172,616
SHARES        ____________________________________________________________
BENEFICIALLY            8)     SHARED VOTING POWER
OWNED BY                        none
EACH   ____________________________________________________________
REPORTING                9)    SOLE DISPOSITIVE POWER
PERSON            172,616
WITH   ____________________________________________________________
                     10)    SHARED DISPOSITIVE POWER
                                       none
______________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
172,616
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
IA, OO
__________________________________________________________________________

                                     SCHEDULE 13D

CUSIP No. 756764106

1)    NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Ramius Capital Group, LLC          13-3937658
 _____________________________________________________________________________
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ☒

                                           (b) ☐
______________________________________________________________________________
3)     SEC USE ONLY
______________________________________________________________________________
4)     SOURCE OF FUNDS                      OO
______________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________
  7)  SOLE VOTING POWER
NUMBER OF                                                 172,616
SHARES        ____________________________________________________________
BENEFICIALLY            8)     SHARED VOTING POWER
OWNED BY                        none
EACH   ____________________________________________________________
REPORTING                9)    SOLE DISPOSITIVE POWER
PERSON            172,616
WITH   ____________________________________________________________
                     10)    SHARED DISPOSITIVE POWER
                                       none
______________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
172,616
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
IA, OO
__________________________________________________________________________

                                SCHEDULE 13D

CUSIP No. 756764106

1)    NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
C4S & Co., LLC              13-3946794
 _____________________________________________________________________________
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ☒

                                           (b) ☐
______________________________________________________________________________
3)     SEC USE ONLY
______________________________________________________________________________
4)     SOURCE OF FUNDS                      OO
______________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________
  7)  SOLE VOTING POWER
NUMBER OF                                                 172,616
SHARES        ____________________________________________________________
BENEFICIALLY            8)     SHARED VOTING POWER
OWNED BY                        none
EACH   ____________________________________________________________
REPORTING                9)    SOLE DISPOSITIVE POWER
PERSON            172,616
WITH   ____________________________________________________________
                     10)    SHARED DISPOSITIVE POWER
                                       none
______________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
172,616
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
 OO
__________________________________________________________________________

                                SCHEDULE 13D

CUSIP No. 756764106

1)    NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Peter A. Cohen
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ☒

                                           (b) ☐
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS                      OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
United States
___________________________________________________________________________
  7)  SOLE VOTING POWER
NUMBER OF                                                 none
SHARES        ____________________________________________________________
BENEFICIALLY            8)     SHARED VOTING POWER
OWNED BY                       172,616
EACH   ____________________________________________________________
REPORTING                9)    SOLE DISPOSITIVE POWER
PERSON            none
WITH   ____________________________________________________________
                     10)    SHARED DISPOSITIVE POWER
                                       172,616
______________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
172,616
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
 IN
__________________________________________________________________________

                                SCHEDULE 13D

CUSIP No. 756764106

1)    NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Morgan B. Stark
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ☒

                                           (b) ☐
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS                      OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
United States
___________________________________________________________________________
  7)  SOLE VOTING POWER
NUMBER OF                                                 none
SHARES        ____________________________________________________________
BENEFICIALLY            8)     SHARED VOTING POWER
OWNED BY                       172,616
EACH   ____________________________________________________________
REPORTING                9)    SOLE DISPOSITIVE POWER
PERSON            none
WITH   ____________________________________________________________
                     10)    SHARED DISPOSITIVE POWER
                                       172,616
______________________________________________________________________________
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
172,616
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
 IN
__________________________________________________________________________

                                 SCHEDULE 13D

CUSIP No. 756764106

1)    NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jeffrey M. Solomon
 _____________________________________________________________________________
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ☒

                                            (b) ☐
______________________________________________________________________________
3)     SEC USE ONLY
______________________________________________________________________________
4)     SOURCE OF FUNDS                      OO
______________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
___________________________________________________________________________
  7)  SOLE VOTING POWER
NUMBER OF                                                 none
SHARES        ____________________________________________________________
BENEFICIALLY            8)     SHARED VOTING POWER
OWNED BY                       172,616
EACH   ____________________________________________________________
REPORTING                9)    SOLE DISPOSITIVE POWER
PERSON            none
WITH   ____________________________________________________________
                     10)    SHARED DISPOSITIVE POWER
                                       172,616
______________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
172,616
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
 IN
__________________________________________________________________________

                                 SCHEDULE 13D

CUSIP No. 756764106

1)    NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Thomas W. Strauss
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ☒

                                           (b) ☐
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS                      OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
___________________________________________________________________________
  7)  SOLE VOTING POWER
NUMBER OF                                                 none
SHARES        ____________________________________________________________
BENEFICIALLY            8)     SHARED VOTING POWER
OWNED BY                       172,616
EACH   ____________________________________________________________
REPORTING                9)    SOLE DISPOSITIVE POWER
PERSON            none
WITH   ____________________________________________________________
                     10)    SHARED DISPOSITIVE POWER
                                       172,616
______________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
172,616
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
 IN
__________________________________________________________________________

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2005 (the “Statement”) by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Red Lion Hotels Corporation (formerly known as WestCoast Hospitality Corporation), a Washington corporation (the “Company”). The principal executive offices of the Company are located at 201 West North River Drive, Suite 100, Spokane, Washington 99201.

Item 2.  Identity and Background.

The second paragraph of Item 2(a)-(c) of the Statement is hereby amended and restated as follows:

As of the date of this filing, the Reporting Entities are the beneficial owners of, in the aggregate, 919,700 shares of Common Stock, representing approximately 6.92% of the shares of Common Stock presently outstanding.

Schedule I to the Statement is hereby replaced in its entirety by Schedule I attached hereto.

Item 2(f) of the Statement is hereby amended and restated as follows:

(f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook and Jonathan Clipper, each of whom is a director of Barington Companies Offshore Fund, Ltd. (BVI). Mr. Cook is a citizen of the United Kingdom and Mr. Clipper is a citizen of Bermuda and the United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, the Reporting Entities purchased an aggregate of 54,000 shares of Common Stock. The amount of funds expended for such purchases was approximately $401,779.00 by Barington Companies Offshore Fund, Ltd. (BVI) and $12,600.00 by Barington Investments, L.P.

All purchases of Common Stock by the Reporting Entities were made in open market transactions. All transactions effected since the filing of the Statement are described in the Schedule attached hereto. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.  Purpose of Transaction.

The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

On April 25, 2006, James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington Capital Group, L.P., sent a letter to Arthur M. Coffey, the President and Chief Executive Officer of the Company, regarding the Company’s planned public offering of 5,500,000 shares of common stock to raise funds to redeem a portion of the 9.5% trust preferred securities of Red Lion Hotels Capital Trust and prepay a portion of the Company’s secured indebtedness. In the letter, Mr. Mitarotonda recommends that the Company consider other less costly financing alternatives than an offering of equity securities (which is estimated to cost the Company nearly $10 million in penalties, fees and expenses) and use the proceeds of the financing to finance acquisitions rather than to retire indebtedness that is not required to be repaid at this time. A copy of the letter is attached as Exhibit 99.3 hereto and incorporated herein by reference. The foregoing description of the letter is qualified in its entirety by reference to such exhibit.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and (b) of the Statement are hereby amended and restated as follows:

(a)     As of the date of this filing, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 303,770 shares of Common Stock, representing approximately 2.28% of the shares of Common Stock presently outstanding based upon the 13,298,836 shares of Common Stock reported by the Company to be issued and outstanding as of March 15, 2006 in its Form 10-K filed with the Securities and Exchange Commission on April 3, 2006 (the “Issued and Outstanding Shares”). As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 303,770 shares of Common Stock owned by Barington Companies Equity Partners, L.P.

As of the date of this filing, Barington Companies Offshore Fund, Ltd. (BVI) beneficially owns 183,699 shares of Common Stock, constituting approximately 1.38% of the Issued and Outstanding Shares. As of the date of this filing, Barington Investments, L.P. beneficially owns 259,615 shares of Common Stock. As the investment advisor to Barington Companies Offshore Fund, Ltd. (BVI) and the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 183,699 shares of Common Stock owned by Barington Companies Offshore Fund, Ltd. (BVI) and the 259,615 shares of Common Stock owned by Barington Investments, L.P., representing an aggregate of 443,314 shares, constituting approximately 3.33% of the Issued and Outstanding Shares. As the Managing Member of Barington Companies Advisors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 259,615 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 183,699 shares of Common Stock owned by Barington Companies Offshore Fund, Ltd. (BVI). As the majority member of Barington Companies Investors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 303,770 shares of Common Stock owned by Barington Companies Equity Partners, L.P., representing an aggregate of 747,084 shares, constituting approximately 5.62% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 303,770 shares owned by Barington Companies Equity Partners, L.P., the 259,615 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 183,699 shares owned by Barington Companies Offshore Fund, Ltd. (BVI), representing an aggregate of 747,084 shares, constituting approximately 5.62% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed to beneficially own the 303,770 shares owned by Barington Companies Equity Partners, L.P., the 259,615 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 183,699 shares owned by Barington Companies Offshore Fund, Ltd. (BVI), representing an aggregate of 747,084 shares, constituting approximately 5.62% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 303,770 shares owned by Barington Companies Equity Partners, L.P., the 259,615 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 183,699 shares owned by Barington Companies Offshore Fund, Ltd. (BVI). Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of the date of this filing, each of Parche, LLC and Starboard Value & Opportunity Fund, LLC beneficially own 27,619 and 144,997 shares of Common Stock, respectively, constituting approximately 0.21% and 1.09%, respectively, of the Issued and Outstanding Shares. As the Managing Member of each of Parche, LLC and Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC may be deemed to beneficially own the 27,619 shares and the 144,997 shares, respectively, of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, representing an aggregate of 172,616 shares, constituting approximately 1.3% of the Issued and Outstanding Shares. As the sole member of Admiral Advisors, LLC, Ramius Capital Group, LLC may be deemed to beneficially own the 27,619 shares and the 144,997 shares of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, respectively, representing an aggregate of 172,616 shares, constituting approximately 1.3% of the Issued and Outstanding Shares. As the Managing Member of Ramius Capital Group, LLC, C4S & Co., LLC may be deemed to beneficially own the 27,619 shares and the 144,997 shares of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, respectively, representing an aggregate of 172,616 shares, constituting approximately 1.3% of the Issued and Outstanding Shares. As the Managing Members of C4S & Co., LLC, each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to beneficially own the 27,619 shares and the 144,997 shares of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, respectively, representing an aggregate of 172,616 shares, constituting approximately 1.3% of the Issued and Outstanding Shares. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the 27,619 shares and the 144,997 shares owned by Parche, LLC, and Starboard Value & Opportunity Fund, LLC respectively, by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon & Strauss disclaim beneficial ownership of such shares.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

      (b)     Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), except that Messrs. Cohen, Stark, Solomon and Strauss have shared authority to vote and dispose of the shares reported as beneficially owned by them. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such shares. Except as set forth above, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

Item 5(c) of the Statement is hereby amended and supplemented as follows:

(c) As of the date of this filing, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock since the filing of the Statement, except to the extent disclosed herein.

Item 7.      Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

99.3
Letter, dated April 25, 2006, from James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington Capital Group, L.P., to Arthur M. Coffey, the President and Chief Executive Officer of the Company.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 28, 2006

                                    BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
    Title: Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

/s/ James A. Mitarotonda
James A. Mitarotonda

BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Manager

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
        Title: Authorized Signatory

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Authorized Signatory

BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

PARCHE, LLC
By: Admiral Advisors, LLC, its managing   member

By: /s/ Morgan B. Stark__
Name: Morgan B. Stark
Title: Authorized Signatory

STARBOARD VALUE & OPPORTUNITY FUND, LLC
By: Admiral Advisors, LLC, its managing  member

By: /s/ Morgan B. Stark__
Name: Morgan B. Stark
Title: Authorized Signatory

ADMIRAL ADVISORS, LLC
By: Ramius Capital Group, LLC, its
sole member

By: /s/ Morgan B. Stark__
Name: Morgan B. Stark
Title: Authorized Signatory

RAMIUS CAPITAL GROUP, LLC
By: C4S & Co., LLC, its Managing Member

By: /s/ Morgan B. Stark__
Name: Morgan B. Stark
Title: Managing Member

C4S & CO., LLC

By: /s/ Morgan B. Stark
Name: Morgan B. Stark
Title: Managing Member

/s/ Morgan B. Stark
                                    Morgan B. Stark, individually and as attorney-
in-fact for Peter A. Cohen, Jeffrey M. Solomon, and
                                        Thomas W. Strauss

SCHEDULE I

Directors and Officers of Barington Companies Offshore Fund, Ltd. (BVI)

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda	Chairman of Barington	888 Seventh Avenue
Director and President	Capital Group, L.P.	17th Floor
New York, NY 10019

Sebastian E. Cassetta	Executive Vice President and	888 Seventh Avenue
Director	Chief Operating Officer of	17th Floor
	Barington Capital Group, L.P.	New York, NY 10019

Jonathan Clipper	Managing Director of	7 Reid Street, Suite 108
Director	Bedford Management Ltd.	Hamilton HM11, Bermuda

Graham Cook	Director/Manager, Corporate	Bison Court
Director	Services of Byson Financial	P.O. Box 3460
	Services, Ltd.	Road Town, Tortola
British Virgin Islands

Forum Fund Services, Ltd.	Fund Administration	Washington Mall 1, 3rd Flr.
Secretary		22 Church Street
Hamilton HM11, Bermuda

Melvyn Brunt	Chief Financial Officer of	888 Seventh Avenue
Treasurer	Barington Capital Group, L.P.	17th Floor
New York, NY 10019

SCHEDULE

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement. All transactions were effectuated in the open market through a broker.

Shares purchased by Barington Companies Offshore Fund, Ltd.

	Number of
Date	Shares	Price Per Share	Cost(*)
10/13/2005	1,800	$7.000	$12,600.00
10/27/2005	31,000	$7.499	$232,469.00
11/8/2005	9,400	$7.150	$67,210.00
1/17/2006	10,000	$8.950	$89,500.00

Shares purchased by Barington Investments, L.P.

	Number of
Date	Shares	Price Per Share	Cost(*)
10/13/2005	1,800	$7.000	$12,600.00

----------

(*) Excludes commissions and other execution-related costs.